
June 20, 2024

Stephen Herbert
Chief Executive Officer
Rezolve AI Limited
3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

> **Re: Rezolve AI Limited**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed May 21, 2024**
> **File No. 333-272751**

Dear Stephen Herbert:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-4

Background of the Business Combination, page 130

1. We note on pages 141 and 145 that Armada board of directors recommended that Armada's stockholders approve the Business Combination Agreement. They arrived at such determination because Rezolve's management demonstrated that "ANY's revenues were not material to its historical results." Please explain how Rezolve's management determined that ANY's revenue was not material to historical results. We note that ANY's revenue was 99% of total revenue before the restatement for the year ended December 31, 2022.

Report of Indepedent Registered Public Accounting Firm, page F-3

2.   Please ask your auditors if they audited Rezolve Limited or Rezolve AI Limited. If they audited Rezolve Limited, please ask them to revise their audit opinion accordingly. We refer to the organizational structure on pages six.

General

3.   We note your response to our prior comment five and your new disclosure on page 222, 227, and 237 that states, "We have signed partner agreements with Adobe, ACI, Haendlerbund, Epages, JTL, Oxid and Chatwerk and others and are in discussions with significant new partners in markets around the world." Please expand your disclosure to provide details about the signed contracts and how they will result in a significant increase in revenue in 2024 and 2025. Discuss all material terms of the contracts.

   Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gerry Williams